PROSPECTUS Dated March 14, 2018 and	PRICING SUPPLEMENT NO. 1
PROSPECTUS SUPPLEMENT Dated March 21, 2018	Dated March 22, 2018
Registration Statement No. 333-223639
Filed Pursuant to Rule 424(b)(2)

€4,884,600,000

FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

Floating Rate Notes due 2019

This Pricing Supplement and the related Prospectus and Prospectus Supplement have been prepared on the basis that any offer of Euro Medium-Term Notes in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Euro Medium-Term Notes. The expression Prospectus Directive means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned.

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on Ford Motor Credit Company LLC (“Ford Credit”) and the offer of the Euro Medium-Term Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby (the “Notes”) will be Floating Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1.	Issuer:	Ford Motor Credit Company LLC

2.	Trade Date:	March 22, 2018

3.	Issue Date:	March 28, 2018 (T+4)

4.	Stated Maturity:	December 16, 2019

5.	Specified Currency:	Euro

6.	Principal Amount:	€600,000,000

7.	Price to Public:	100.157% plus accrued interest from the Issue Date

8.	All-in Price:	100.067%

9.	Net Proceeds (Before Expenses) to Issuer:	€600,402,000

10.	Interest Rate Basis:	3-Month EURIBOR

11.	Index Maturity:	3 months

12.	Spread:	+35 basis points

13.	Interest Rate Calculation:	EURIBOR determined on Interest Determination Date plus the Spread

14.	Minimum Interest Rate:	0.000%

15.	Initial Interest Rate:	3-Month EURIBOR , as of two TARGET2 Business Days prior to the Issue Date plus the Spread (for the initial Interest Period)

16.	Subsequent Interest Rate:	3-Month EURIBOR plus the Spread

17.	Interest Reset Dates:	Quarterly on the 16th of March, June, September and December of each year, commencing June 16, 2018

18.	Interest Determination Dates:	Quarterly, two TARGET2 Business Days prior to each Interest Reset Date

19.	Interest Payment Dates:	Interest will be paid quarterly on the 16th of March, June, September and December of each year, commencing June 16, 2018 (short first coupon)

20.	Interest Payment Date Convention:	Modified, Following Adjusted

21.	Business Day:	New York City, London, TARGET2

22.	Change of Interest Basis or Redemption / Payment Basis:	Not Applicable

23.	Day Count Convention:	Actual/360

24.	Stabilization Agent:	Société Générale

25.	Calculation Agent:	Société Générale

26.	Listing:	Ford Credit intends to apply to list the Notes on the New York Stock Exchange

27.	ISIN:	XS1800194729

28.	Plan of Distribution:

		Name	Principal Amount Of Notes
		Société Générale	€600,000,000
		Total	€600,000,000

The above Agent has agreed to purchase the respective principal amount of Notes, opposite its name as principal, at a price of 100.067% plus accrued interest from March 28, 2018 if settlement occurs after that date.

29.	Other:

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about March 28, 2018, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+4”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.